(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Reports Strong First Quarter Results and Reaffirms Full Year Guidance for 2017

•	GAAP diluted EPS of $0.36 and adjusted diluted EPS of $0.39, up 39% over last year and a record for Q1

•	Sales of $665 million, up 12% compared to Q1 2016

•	Operating margins and adjusted operating margins up 220 and 200 basis points, respectively

•	Strong year-over-year increase in free cash flow generation

•	Gildan® men's underwear market share of 11.2% at the end of March

•	Company reaffirms full year 2017 financial guidance

Montreal, Wednesday, May 3, 2017 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the first quarter ended April 2, 2017 and reconfirmed its full year guidance for 2017.

The Company's first quarter performance reflected a strong start to the year with both operating segments tracking well against the Company's financial expectations for the year. The Company achieved 12.2% net sales growth in the quarter driven by acquisitions and organic growth. Sales growth and operating margin expansion in the quarter translated to strong adjusted diluted EPS growth of 39% compared to last year. Free cash flow in the first quarter was up significantly over last year due to strong working capital management and lower capital expenditures. Increased market share in men's underwear in the retail channel and continued growth in the faster growing product categories of Printwear reflected continued progress with the Company's strategic initiatives, despite mixed market conditions.

Consolidated Results
The Company's consolidated net sales of $665.4 million in the first quarter ended April 2, 2017 grew 12.2% compared to the first quarter in 2016, reflecting sales increases of 13.6% in the Printwear segment and 9.2% in Branded Apparel. The increase in consolidated net sales was mainly due to the impact of the 2016 acquisitions of Alstyle and Peds, as well as the American Apparel acquisition which closed during the first quarter of 2017, and organic growth driven by higher net selling prices and favourable product-mix. These positive factors were partially offset by unfavourable foreign exchange and the planned exit of private label programs in Branded Apparel.

Consolidated gross margin in the first quarter of 2017 was 28.4%, up 200 basis points compared to the same period last year primarily due to the positive net impact of net selling prices, manufacturing and raw material costs, partially offset by unfavourable foreign exchange. SG&A expenses as a percentage of sales of 13.4% were flat year over year. Adjusted operating margins of 15.0% were up 200 basis points compared to 13.0% in the same period last year reflecting consolidated gross margin expansion and SG&A leverage in Branded Apparel, partly offset by the SG&A margin impact of acquisitions in Printwear.

Net earnings totaled $83.5 million, or $0.36 per share on a diluted basis for the three months ended April 2, 2017, compared with net earnings of $63.2 million, or $0.26 per share on a diluted basis for the three months ended April 3, 2016. Excluding after-tax restructuring and acquisition-related costs of $6.6 million in the quarter and $5.8 million in the same quarter last year, Gildan reported adjusted net earnings of $90.1 million, or $0.39 per share on a diluted basis for the first quarter of 2017, up from $69.0 million, or $0.28 per share on a diluted basis in the prior year quarter. The increase in adjusted net earnings in the quarter was mainly driven by sales growth and higher operating margins, partially offset by higher income taxes compared to the same quarter last year. Adjusted EPS growth also reflected the benefit of share repurchases.

Gildan generated free cash flow of $41.3 million in the first quarter of 2017 compared to a use of $58.4 million of free cash in the same quarter last year. The approximate $100 million improvement in free cash flow in the quarter was due to higher earnings, strong working capital management, and lower capital expenditures. Capital expenditures of $24.8 million in the first quarter of 2017 were primarily for investments in textile capacity, including the development of Rio Nance 6 and textile capacity expansion in Bangladesh, as well as investments in garment dyeing and distribution. During the first quarter of 2017, the Company repurchased approximately 3.5 million common shares under its normal course issuer bid (NCIB), which it renewed effective as of February 27, 2017, at a total cost of $89.3 million. Gildan ended the quarter with net debt of $713.0 million and a leverage ratio of 1.3 times net debt to adjusted EBITDA.

Segmented Operating Results
Net sales for the Printwear segment for the first quarter of 2017 amounted to $445.6 million, up 13.6% from $392.1 million in the first quarter last year. The increase in Printwear net sales was mainly due to sales of $39.5 million from the Alstyle and American Apparel acquisitions, higher net selling prices, and favourable product-mix, partly offset by unfavourable foreign exchange impacts.

Printwear segment operating income for the three months ended April 2, 2017 totaled $105.9 million, up 24.3% compared to $85.2 million for the same period last year. Operating margins for Printwear were 23.8%, up 210 basis points over the prior year quarter due primarily to the favourable net impact of net selling prices, manufacturing and raw material costs, partly offset by unfavourable foreign exchange impacts and SG&A expenses from the Alstyle acquisition.

Net sales for the Branded Apparel segment in the quarter were $219.7 million, up 9.2% from $201.2 million in the first quarter of 2016. The increase in Branded Apparel sales was primarily due to sales of $20.9 million from the Peds acquisition and organic sales growth which was partially offset by the impact from the planned exit of certain private label programs.

Operating income for the Branded Apparel segment of $18.6 million in the three months ended April 2, 2017 increased approximately 24.8% compared to $14.9 million in the same quarter last year. Branded Apparel operating margins of 8.4% improved 100 basis points over the same quarter last year primarily attributable to the favourable net impact of net selling prices, manufacturing and raw material costs, as well as the benefit of volume leverage on SG&A expenses.

Outlook
The Company reaffirmed its full year 2017 financial guidance, which it initiated on February 23, 2017, of adjusted diluted EPS in the range of $1.60-$1.70 on expected consolidated net sales growth in the high single-digit range. Printwear and Branded Apparel net sales in 2017 are each expected to increase in the high single-digit range driven by organic growth and the projected aggregate impact of approximately $160 to $185 million from the acquisitions of Alstyle, Peds, and American Apparel. The Company continues to expect earnings growth in 2017 to be weighted in the first half of the year as higher raw material costs are projected in the second half of the year. The Company is also reconfirming its expectations for Adjusted EBITDA for 2017 of $555-$585 million and free cash flow in excess of $400 million, after projected capital expenditures of approximately $125 million for the year.

Declaration of quarterly dividend
The Board of Directors has declared a cash dividend of U.S. $0.0935 per share, payable on June 12, 2017 to shareholders of record on May 18, 2017. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal course issuer bid
On February 23, 2017, the Company announced the renewal of a normal course issuer bid (NCIB) beginning February 27, 2017 and expiring February 26, 2018, to purchase for cancellation up to 11,512,267 common shares, representing approximately 5% of the Company’s issued and outstanding common shares as of February 17, 2017.

During the three months ended April 2, 2017, the Company repurchased for cancellation a total of approximately 3.5 million common shares at a total cost of $89.3 million. Additionally, the Company repurchased approximately 1.9 million common shares during the remainder of the month of April at a total cost of $50.7 million.

Disclosure of outstanding share data
As at April 28, 2017, there were 225,119,793 common shares issued and outstanding along with 2,532,019 stock options and 249,893 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss first quarter 2017 results and its business outlook today at 5:00 PM ET. A live audio webcast of the conference call will be available on Gildan's corporate website or on the following link: http://edge.media-server.com/m/p/5pez9qcy. To access the conference call, dial toll-free (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and enter passcode 44748364#. A replay will be available for 30 days starting at 7:30 PM ET by dialing toll-free (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering the same passcode or by audio webcast at the same link above.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three months ended April 2, 2017 available at http://www1.gildan.com/corporate/IR/quarterlyReports.cfm, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Certain minor rounding variances may exist between the condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in US$ millions, except per share amounts or otherwise indicated)	Three months ended
	April 2, 2017	April 3, 2016	Variation (%)
Net sales	665.4	593.3	12.2%
Gross profit	188.7	156.4	20.7%
SG&A expenses	89.2	79.2	12.6%
Restructuring and acquisition-related costs	6.6	6.8	(2.9)%
Operating income	93.0	70.3	32.3%
Adjusted operating income(1)	99.6	77.1	29.2%
Adjusted EBITDA(1)	138.7	111.8	24.1%
Financial expenses	4.7	4.9	(4.1)%
Income tax expense	4.7	2.2	n.m.
Net earnings	83.5	63.2	32.1%
Adjusted net earnings(1)	90.1	69.0	30.6%

Basic EPS	0.36	0.26	38.5%
Diluted EPS	0.36	0.26	38.5%
Adjusted diluted EPS(1)	0.39	0.28	39.3%

Gross margin	28.4%	26.4%	2.0 pp
SG&A expenses as a percentage of sales	13.4%	13.4%	—
Operating margin	14.0%	11.8%	2.2 pp
Adjusted operating margin(1)	15.0%	13.0%	2.0 pp

Cash flows from (used in) operating activities	65.9	(20.5)	n.m.
Free cash flow(1)	41.3	(58.4)	n.m.

As at	April 2, 2017	January 1, 2017
Inventories	948.2	954.9
Trade accounts receivable	357.9	277.7
Net indebtedness(1)	713.0	561.8
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
n.m. = not meaningful

SEGMENTED FINANCIAL DATA (UNAUDITED)

	Three months ended
(in US$ millions, or otherwise indicated)	April 2, 2017	April 3, 2016	Variation (%)

Segmented net sales:
Printwear	445.6	392.1	13.6%
Branded Apparel	219.7	201.2	9.2%
Total net sales	665.3	593.3	12.1%

Segment operating income:
Printwear	105.9	85.2	24.3%
Branded Apparel	18.6	14.9	24.8%
Total segment operating income	124.5	100.1	24.4%
Amortization of intangible assets, excluding software	(5.0)	(4.4)	13.6%
Corporate expenses	(19.9)	(18.6)	7.0%
Restructuring and acquisition-related costs	(6.6)	(6.8)	(2.9)%
Total operating income	93.0	70.3	32.3%

Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in U.S.$ millions, except per share amounts)	April 2, 2017	April 3, 2016
Net earnings	83.5	63.2
Adjustments for:
Restructuring and acquisition-related costs	6.6	6.8
Income tax recovery on restructuring and acquisition-related costs	—	(1.0)
Adjusted net earnings	90.1	69.0
Basic EPS	0.36	0.26
Diluted EPS	0.36	0.26
Adjusted diluted EPS	0.39	0.28

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in U.S.$ millions, or otherwise indicated)	April 2, 2017	April 3, 2016
Operating income	93.0	70.3
Adjustment for:
Restructuring and acquisition-related costs	6.6	6.8
Adjusted operating income	99.6	77.1

Operating margin	14.0%	11.8%
Adjusted operating margin	15.0%	13.0%

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in U.S.$ millions)	April 2, 2017	April 3, 2016
Net earnings	83.5	63.2
Restructuring and acquisition-related costs	6.6	6.8
Depreciation and amortization	39.2	34.7
Financial expenses, net	4.7	4.9
Income tax expense	4.7	2.2
Adjusted EBITDA	138.7	111.8

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business because it shows how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended
(in U.S.$ millions)	April 2, 2017	April 3, 2016
Cash flows from (used in) operating activities	65.9	(20.5)
Cash flows used in investing activities	(117.6)	(37.9)
Adjustment for:
Business acquisitions	93.0	—
Free cash flow	41.3	(58.4)

Total indebtedness and Net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	April 2, 2017	January 1, 2017
Long-term debt and total indebtedness	771.0	600.0
Cash and cash equivalents	(58.0)	(38.2)
Net indebtedness	713.0	561.8

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA. The Company uses, and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	April 2, 2017	January 1, 2017

Adjusted EBITDA for the trailing twelve months	550.7	523.8
Adjustment for:
Business acquisitions	10.2	12.5
Pro-forma adjusted EBITDA for the trailing twelve months	560.9	536.3
Net indebtedness	713.0	561.8
Net debt leverage ratio	1.3	1.0

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to adjusted diluted earnings per share, net sales, organic sales growth and incremental net sales from acquisitions, net selling prices, product mix, new programs and increased shelf space in the retail channel, foreign exchange, operating margins, adjusted EBITDA, free cash flow, capital expenditures, manufacturing capacity expansion, raw material costs, cost savings, SG&A expenses, and income taxes. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three months ended April 2, 2017 and for the fiscal year ended January 1, 2017 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing new product introductions, increasing capacity, implementing cost reduction initiatives, and completing and successfully integrating acquisitions, including the American Apparel acquisition;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibers, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

•	changes to domestic tariffs and international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third- party contractors;

•	changes in third party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer and marketer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil®, Comfort Colors®, American Apparel®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Peds®, MediPeds®, and Therapy Plus™ brands. Sock products are also distributed through the Company’s exclusive U.S. sock license for the Under Armour® brand, and a wide array of products are also marketed through a global license for the Mossy Oak® brand. The Company's products are sold in two primary markets, namely the printwear and retail markets. The Company distributes its products in printwear markets in the U.S., Canada, Europe, Asia-Pacific, and Latin America. In retail markets, the Company sells its products to a broad spectrum of retailers primarily in the U.S. and Canada and also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. These facilities are strategically located to efficiently service the quick replenishment needs of Gildan's customers. With over 48,000 employees worldwide Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive corporate social responsibility program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildan.com and www.genuinegildan.com, respectively.

Investor inquiries:
Sophie Argiriou
Vice President, Investor Communications
(514) 343-8815
sargiriou@gildan.com

Media inquiries:
Garry Bell
Vice President, Corporate Marketing and Communications
(514) 744-8600
gbell@gildan.com

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